Filed by ADS-TEC Energy Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

European Sustainable Growth Acquisition Corp.
(Commission File No. 001-39917)
Commission File No. for related Registration Statement: 333-260312

European Sustainable Growth Acquisition Corp Announces Effectiveness of Registration Statement for Proposed Business Combination with ADS-TEC Energy

NEW YORK, December 7, 2021 – ADS-TEC Energy GmbH (“ADS-TEC Energy” or “the Company”), a global leader in battery buffered ultrafast charging technology, and European Sustainable Growth Acquisition Corp. (NASDAQ: EUSG) (“EUSG”), a publicly traded special purpose acquisition company focused on identifying Europe-based, high growth, technology-enabled businesses that utilize green technologies, today announced that the registration statement filed on Form F-4 (File No: 333-260312) (the “Registration Statement”) relating to their previously-announced business combination (the “Business Combination”) , has been declared effective by the U.S. Securities and Exchange Commission (“SEC”).

The boards of directors of EUSG and ADS-TEC Energy have unanimously approved the Business Combination, and EUSG has set 11:00 am EST, December 21, 2021 as the time and date for an extraordinary general meeting of shareholders to approve the Business Combination and associated proposals. The proxy statement/prospectus contains important information about ADS-TEC Energy, EUSG and the Business Combination, and is available on: https://sec.report/CIK/0001832505. EUSG shareholders of record as of November 16, 2021 will be mailed the proxy materials in connection with the Business Combination and will be entitled to vote at the extraordinary general meeting.

“We are excited to complete this important step and to move towards closing our proposed Business Combination, which we expect to occur later this month,” said Lars Thunell, Chairman of EUSG. “ADS-TEC Energy brings truly differentiated technology with their energy management platforms, which address bottlenecks impacting the rollout of ultra-fast electric vehicle charging. Using battery-buffered technology, ADS-TEC Energy can deliver ultra-fast charging capabilities to drivers in areas where it would otherwise not be possible without expensive infrastructure upgrades. We look forward to continuing to work with the ADS-TEC Energy team to build on the momentum the Company has generated in expanding its geographic reach, and to help accelerate the intelligent transition to an electric economy.”

Upon completion of the proposed Business Combination, the combined company will be named ADS-TEC Energy PLC and its ordinary shares and warrants will be listed on Nasdaq under the ticker symbol “ADSE” and “ADSEW”, respectively. The Business Combination is expected to close in the fourth quarter of 2021, subject to, among other things, the approval of the shareholders of EUSG, the Registration Statement being declared effective by the SEC, and the satisfaction or waiver of the conditions stated in the definitive agreement for the Business Combination. EUSG’s Class A ordinary shares currently trade on Nasdaq under the ticker symbol “EUSG.”

About European Sustainable Growth Acquisition Corp.

EUSG is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. EUSG intends to concentrate its efforts on identifying Europe-based, high growth, technology-enabled businesses that utilize green technologies, aligning with ESG principles and the UN Sustainable Development Goals, and addressing consumer preferences for lifestyles driven by sustainability. EUSG is sponsored by a team led by its Chairman, Lars Thunell, and a management team led by Co-CEOs Pieter Taselaar and Matheus (Thijs) Hovers, President Karan Trehan and board members Wilco Jiskoot and Elaine Grunewald, and advisors Marc Rothfeldt, Bazmi Husain, Fredrik Ljungström, Jonathan Copplestone, and Aaron Greenberg is project manager.

About ADS-TEC Energy

ADS-TEC Energy is a company of ADS-TEC group, and is part-owned by Bosch Thermotechnik GmbH. The Company is headquartered in Nürtingen near Stuttgart (Germany), with a production site near Dresden (Germany). ADS-TEC Energy is drawing on more than ten years of experience with lithium-ion technologies, storage solutions and fast charging systems, including the corresponding energy management systems. Its battery based fast charging technology enables electric vehicles to ultra fastcharge even on low powered grids and features a very compact design. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies, and charge-operators.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 367833 (“EUSG”) into EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118 (“EUSG II”) and the proposed acquisition of the shares of ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADS-TEC Energy”) by ads-tec Energy plc, an Irish public limited company duly incorporated under the laws of Ireland and a wholly owned subsidiary of EUSG (“Irish Holdco”), Irish Holdco’s and EUSG’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and Irish Holdco’s future financial performance following the transaction, as well as Irish Holdco’s and EUSG’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Irish Holdco and EUSG disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Irish Holdco and EUSG caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Irish Holdco and EUSG. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of ADS-TEC Energy’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that ADS-TEC Energy’s technology and products could have undetected defects or errors; (7) the effects of competition on ADS-TEC Energy’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on Irish Holdco’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for Irish Holdco’s securities; (12) Irish Holdco’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder ADS-TEC Energy’s and EUSG’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of ADS-TEC Energy, Irish Holdco or EUSG; (17) the possibility that ADS-TEC Energy or EUSG may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by EUSG. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Irish Holdco’s and EUSG’s expectations and projections can be found in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. In addition, EUSG’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A full description of the terms of the proposed business combination is provided in the registration statement on Form F-4 filed with the SEC by Irish Holdco (as amended from time to time, the “Registration Statement”) that includes a prospectus with respect to the Irish Holdco securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of EUSG to vote on the business combination. The Registration Statement was declared effective by the SEC on December 7, 2021 and the definitive proxy statement/prospectus has been mailed to EUSG’s shareholders. Investors and security holders of EUSG are urged to read the proxy statement/prospectus and documents incorporated by reference therein before making any voting or investment decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. Investors and shareholders will be able to obtain free copies of the materials filed by Irish Holdco and EUSG with the SEC at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Irish Holdco, EUSG, Bosch Thermotechnik GmbH, ADS-TEC Holding GmbH and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EUSG in connection with the proposed transaction. You can find more information about EUSG’s directors and executive officers in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021, and its Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus on file with the SEC.

Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts:

For EUSG

Investor Contact:

Patrick Moroney

Chief Financial Officer and Secretary, EUSG

(914) 819-3746

Media Contact (US)

Steve Bruce/Taylor Ingraham

ASC Advisors

(203) 992-1230

tingraham@ascadvisors.com

For ADS-TEC Energy (Media contact)

Antonia Stranzinger

presse-energy@ads-tec.de

+49-7022-2522-2306